EXHIBIT 21

                                 SUBSIDIARIES


      CFSB Bancorp, Inc. (the "Corporation") owns 100% of the common stock of Community First Bank ("Community First") and Community First owns 100% of the common stock of Capitol Consolidated Financial Corporation, a Michigan corporation. Capital Consolidated Financial Corporation owns 100% of the common stock of Allegan Insurance Agency, Inc., a Michigan Corporation.